[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

December 20, 2018

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tradeweb Markets Inc. Draft Registration Statement on Form S-1 Confidentially Submitted November 13, 2018

CIK No. 0001758730

Ladies and Gentlemen:

This letter sets forth the response of Tradeweb Markets Inc. (the “Company”) to the comment letter, dated December 11, 2018 of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), confidentially submitted on November 13, 2018. This letter is being submitted confidentially with Amendment No. 1 to the Draft Registration Statement on Form S-1 (“Amendment No. 1”). In order to facilitate your review, we have reproduced each of the Staff’s comments in its entirety in the original numbered sequence, with the response to a particular comment set out below the comment.

Risk Factors

Taking Advantage of the Reduced Disclosure Requirements Applicable to “Emerging Growth Companies” May Make our Common Stock Less Attractive, page 51

1.	We note your disclosure on page 12 that you elected to take advantage of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please revise your risk factor to clearly disclose that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Additionally, please also revise your critical accounting policies and estimate disclosures, beginning on page 92, to provide similar disclosure.

Response:

The Company acknowledges the Staff’s comment regarding the Company’s election to take advantage of the extended transition period for complying with new or revised accounting standards provided under the JOBS Act. In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has since decided to “opt out” of this provision and, as a result, will comply with new or revised accounting standards as required for public companies that are not emerging growth companies. Accordingly, the Company has revised its disclosure on pages 13, 57 and 111 of Amendment No. 1 to reflect this decision.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 76

2.	Please revise your Management’s Discussion and Analysis (MD&A) section of your filing to include a discussion of your financial condition and changes in financial condition for each of the periods presented as required by Item 303 of Regulation S-K.

Response:

The Company confirms that it has revised its Management’s Discussion and Analysis of Financial Condition and Results of Operations section of Amendment No. 1 to include a discussion of the Company’s financial condition and results of operations for the nine months ended September 30, 2018 and 2017.

Critical Accounting Policies and Estimates

Contingent Consideration, page 94

3.	We note on page 94 that you recognized contingent consideration with respect to the potential vesting of Class P1-(A) and Class P1-(C) shares related to respective earnout agreements with the Bank Stockholders and certain employees. Please tell us and revise your filing to provide the following:

•	Disclose the terms of the Class A, Class P1-(A), Class C, and Class P1-(C) shares and how you reflected the initial issuance of these shares in your financial statements;

•	A discussion of how the vesting of the Class P1-(A) shares and Class P1-(C) shares upon the meeting of specific revenue earnout milestones related to new credit products will be reflected in your financial statements on July 31, 2018; and

•	The guidance relied upon for recording the changes in contingent consideration as a contra-revenue.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 109 and 110 of Amendment No. 1.

Management

Executive Officers and Directors, page 118

4.	Please revise the director and executive officer table to clarify which of the individuals listed serve on your board of directors.

Response:

In response to the Staff’s comment, the Company has revised the director and executive officer table on page 134 of Amendment No. 1 to clarify that Mr. Olesky is currently the only individual who serves on the Company’s board of directors. The Company respectfully advises the Staff that the composition of the board of directors is still being determined in connection with the Company’s initial public offering. The Company further advises the Staff that it will name in a subsequent amendment to the registration statement the additional individuals who will serve on the board of directors upon the closing of the offering. The Company will also revise the signature page accordingly at such time.

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Executive Compensation

Summary Compensation Table, page 123

5.	Please revise the summary compensation table to include the total compensation you paid to Mr. James Spencer. If you file the registration statement before the end of the current fiscal year, also include summary compensation amounts for the named executive officers for 2017. Refer to Item 402(n) of Regulation S-K for guidance.

Response:

The Company acknowledges the Staff’s comment regarding Mr. Spencer’s total compensation. The Company respectfully advises the Staff that Mr. Spencer is entitled to an annual bonus in the discretion of the Chief Executive Officer of Tradeweb Markets LLC, to be determined in 2019. The Company further advises the Staff that the anticipated bonus is not yet determinable but will be included in a subsequent amendment to the registration statement.

The Company respectfully acknowledges the Staff’s comment regarding summary compensation amounts for the named executive officers for 2017. In response to the Staff’s comment, the Company confirms to the Staff that it will not publicly file the registration statement before the end of the current fiscal year, and, as a result, has omitted summary compensation amounts for the named executive officers for 2017 from Amendment No. 1 in accordance with Item 402(n) of Regulation S-K.

Principal Stockholders, page 139

6.	Please identify the natural person(s) with voting and/or dispositive power over the shares owned by Refinitiv.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise its disclosure on page 154 to identity the natural person(s) who exercise voting and/or dispositive powers over the shares owned by Refinitiv in a subsequent amendment to the registration statement.

7.	Please include in the table beneficial ownership disclosure for your named executive officer, Mr. James Spencer.

Response:

In response to the Staff’s comment, the Company has accordingly revised its disclosure on page 154 of Amendment No. 1.

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Certain Relationships and Related Party Transactions

Transactions with Refinitiv/Thomson Reuters, page 140

8.	Please file the referenced agreements with Refinitiv and affiliates of Thomson Reuters as exhibits to your registration statement or tell us why you believe they are not required. Refer to Item 601(b)(10)(ii) for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment regarding the referenced agreements with Refinitiv and affiliates of Thomson Reuters. The Company is a party to a market data license agreement, shared services agreement and master agreement with Refinitiv.

Market Data License Agreement

In response to the Staff’s comment with respect to the market data license agreement, the Company respectfully advises the Staff that it has filed the market data license agreement as Exhibit 10.13 to Amendment No. 1. The Company further advises the Staff that the Company is seeking confidential treatment for certain portions of the market data license agreement pursuant to Rule 406 of the Securities Act of 1933, as amended. As set forth in Rule 406, the Company has omitted from this exhibit the portions thereof that it desires to keep undisclosed (the “confidential portions”), and has placed “[***]” in lieu of such confidential portions to indicate that such confidential portions have been redacted from the public filing. In addition, along with its confidential treatment request, the Company has provided for the Staff’s review an un-redacted version of Exhibit 10.13.

Shared Services Agreement

In response to the Staff’s comment with respect to the shared services agreement, the Company respectfully advises the Staff that the Company has assessed the shared services agreement to determine whether the agreement is required to be filed pursuant to Item 601(b)(10) of Regulation S-K. In the Company’s assessment, it concluded that this agreement is such as ordinarily accompanies the kind of business conducted by the Company, and thus was made in the ordinary course of business. Under Item 601(b)(10)(ii), because the shared services agreement was made in the ordinary course of business, it need not be filed as an exhibit unless it falls within one of the categories specified in Item 601(b)(10)(ii)(A)-(D), except where immaterial in amount or significance.

Although the shared services agreement is an agreement with affiliates of security holders named in the registration statement, the Company believes such agreement is immaterial in amount and significance. During each of the nine months ended September 30, 2018 and the years ended December 31, 2017 and 2016, the fees paid by the Company under the shared services agreement represented only approximately 1.0% of the Company’s total operating expenses during such periods, and thus are immaterial in amount. In addition, as disclosed on page 85 of Amendment No. 1, the Company believes that it will not incur any material increased expenses if it transitions away from Refinitiv for these services in the future. Given that the shared services agreement is ordinary course and accounts for an immaterial portion of the Company’s total operating expenses, and that the Company believes it can transition away from these services without incurring any material increased expenses, the Company believes investors in the initial public offering would deem the shared services agreement to be immaterial in significance. On the basis of this analysis, the Company respectfully advises the Staff that it has concluded that the shared services agreement is not required to be filed as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

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Master Agreement

In response to the Staff’s comment with respect to the master agreement, the Company respectfully advises the Staff that it intends to amend the master agreement in connection with the initial public offering. Once the master agreement has been amended, the Company will evaluate whether the amended master agreement will be required to be filed as an exhibit to the registration statement in accordance with Item 601(b)(10) of Regulation S-K. In the event the Company determines the amended master agreement is not required to be filed, the Company confirms that it will advise the Staff as to why it believes it is not required to be filed.

Transactions with Bank Stockholders, page 141

9.	Please revise to provide the name of the affiliates of the Bank Stockholders, and the respective value of your transactions with each, from whom you earned fees, commissions or other income exceeding $120,00 during your last fiscal year. See Item 404(a)(1) of Regulation S-K for guidance.

Response:

The Company acknowledges the Staff’s comment regarding the Company’s disclosure related to transactions with Bank Stockholders. In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has assessed its transactions with each of the Bank Stockholders on an individual basis to determine whether disclosure under Item 404(a) of Regulation S-K is required. The Company reviewed the definition of “related person” set forth in Instruction 1 to Item 404(a) and identified potentially relevant transactions with each Bank Stockholder. For each transaction with a related person involving an amount exceeding $120,000, the Company considered the materiality of the related person’s interest and the significance of the information to investors in light of all the circumstances, in each case in accordance with Item 404(a) and SEC Release No. 34-54302A. On the basis of this analysis, the Company advises the Staff that it has concluded that none of the transactions with any Bank Stockholder involves a transaction in which a related person had or will have a direct or indirect material interest.

Description of Capital Stock

Exclusive Forum, page 154

10.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly. Please also expand your disclosure to state that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees. Please make conforming changes to the disclosure presented in the risk factor “Our amended and restated certificate of incorporation designates the Court of Chancery...” on page 51.

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Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 56, 57 and 171 of Amendment No. 1 to clarify that the forum selection provision that identifies the Court of Chancery of the State of Delaware, as the exclusive forum for certain types of actions and proceedings, would not apply to actions arising under the federal securities laws of the United States. The Company confirms that the exclusive forum provision of its amended and restated certificate of incorporation, which will be filed in a subsequent amendment to the registration statement, will state this clearly. Additionally, the Company has revised its disclosure to acknowledge that such a forum selection provision may limit its stockholders’ ability to bring a claim in a judicial forum that he, she, or it believes to be favorable for disputes with the Company, its directors, officers or other employees.

Notes to Consolidated Financial Statements

Note 13. Fair Value of Financial Instruments, page F-21

11.	Please revise your filing to include the fair value disclosures regarding your contingent consideration payable pursuant to ASC 820-10-50-2 or tell us why you believe it is not required.

Response:

In response to the Staff’s comment, the Company has revised its disclosure accordingly on page F-25 of Amendment No. 1.

Part II—Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Sales, page II-2

12.	Please revise to identify the class of common stock that was issued in connection with the identified transaction.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 163 of Amendment No. 1 to clarify that the Company’s common stock, par value $0.01 per share, is currently the only class of common stock that is authorized, issued and outstanding.

Signatures, page II-5

13.	We note your draft registration statement only provides placeholders for signatures from your principal executive officer and your principal financial and accounting officer. Please revise to include signatures from a majority of your board of directors, as required by Instruction 1 to Signatures to Form S-1.

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Response:

Per the Company’s response to Comment No. 4, the Company respectfully advises the Staff that the composition of the Company’s board of directors is still being determined and that additional directors will be named in a subsequent amendment to the registration statement. The Company further advises the Staff that when such directors are appointed, the Company will revise the signature page to include signatures from a majority of the board of directors.

General

14.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that neither it nor anyone authorized on its behalf has presented any written communications, as defined in Rule 405, to potential investors in reliance on Section 5(d) of the Securities Act. If and to the extent any such written communications are presented, the Company will supplementally provide the Staff with copies of such written communications.

15.	Please revise to include updated interim financial statements or confirm that you do not intend to publicly file your registration statement without including audited financial statements as of December 31, 2018. Please refer to Rule 3-12 of Regulation S-X and Securities Act Forms C&DI 101.04 for guidance.

Response:

The Company confirms that it has included interim financial statements as of September 30, 2018 and for the nine months ended September 30, 2018 and 2017 in Amendment No. 1.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:	Lee Olesky (Tradeweb Markets Inc.)

Douglas Friedman (Tradeweb Markets Inc.)

Robert Warshaw (Tradeweb Markets Inc.)
Michael Kaplan (Davis Polk & Wardwell LP)